SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

American Israeli Paper Mills Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS0.01 per share

(Title of Class of Securities)

027069-50-9

(CUSIP Number)

Shirit Caplan, Adv.
Discount Investment Corporation Ltd.
The Triangular Tower, 43rd Floor
3 Azrieli Center, Tel Aviv 67023
Israel
Tel:  +972 3 6075888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027069-50-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Industries and Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,292,769

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,292,769

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,292,769

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 32.99%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 027069-50-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DIC Loans Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 730,565

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 730,565

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 730,565

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.64%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 027069-50-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Discount Investment Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 730,565

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 730,565

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 730,565

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.64%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 027069-50-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,023,334

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,023,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 51.63%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 027069-50-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,023,334

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,023,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 51.63%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 027069-50-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,023,334

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,023,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 51.63%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 027069-50-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,023,334

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,023,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 51.63%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 027069-50-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,023,334

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,023,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 51.63%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 027069-50-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,023,334

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,023,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 51.63%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 12 restates and amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.01 per share, of American Israeli Paper Mills Ltd.

Item 1.	Security and Issuer

The class of securities to which this Amendment relates is the ordinary shares, par value New Israel Shekel 0.01 per share (the “ Shares”), of American Israeli Paper Mills Ltd. (the “Issuer”), an Israeli corporation whose principal executive offices are located at the Industrial Zone, Hadera, Israel.

Initially, the outstanding Ordinary Shares of the Issuer have been of par value one Israeli Pound per share. On November 25, 1980 the previously outstanding Ordinary Shares of par value one Israeli Pound per share of the Issuer were split on a 7-for-5 basis and then consolidated by a reverse split into new Ordinary Shares, par value one Israel Shekel per share, on the basis of one new Ordinary Share of par value one Israel Shekel, for each ten post-split old Ordinary Shares of par value one Israel Pound per share. On September 18, 1981 the previously outstanding Ordinary Shares of par value one Israel Shekel per share of the Issuer were again split on a 7-for-5 basis and then consolidated by a reverse split into new Ordinary Shares, par value ten Israel Shekel per share, on the basis of one new Ordinary Share of par value ten Israel Shekels for each ten post-split old Ordinary Shares of par value one Israel Shekel per share. Later on the denomination of the Israeli currency has been changed from Israel Shekels to New Israel Shekels (“NIS”) such that Israel Shekel 1,000 became NIS1, and accordingly the denomination of the par value of the Issuer’s Ordinary Shares became NIS0.01 per share.

The information set forth in this Amendment with respect to ownership of and transaction in the Shares at any time or period prior to November 25, 1980 relate to the Issuer’s Ordinary Shares, par value one Israeli Pound per share. The information set forth in this Amendment with respect to ownership of and transaction in the Shares at any time or period between November 25, 1980 and September 18, 1981 relate to the Issuer’s Ordinary Shares, par value one Israel Shekel per share. The information set forth in this Amendment with respect to ownership of and transaction in the Shares at any time or period after September 18, 1981 relate to the Issuer’s Ordinary Shares, par value NIS0.01 per share.

The Shares are listed for trading on the American Stock Exchange and the Tel Aviv Stock Exchange. Prior to November 1980, American Depository Receipts of the Issuer (individually an “ADR” and collectively “ADRs”) were publicly traded on the American Stock Exchange. The ADRs represented Ordinary Shares of the Issuer. In November 1980, the Issuer’s Ordinary Shares began to be publicly traded, and all the ADRs then outstanding ceased to be publicly traded, on the American Stock Exchange.

The CUSIP number for the currently outstanding Ordinary Shares, par value NIS0.01 per share, of the Issuer is 027069-50-9.

Item 2.	Identity and Background
(a), (b) and (c): The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, who were Reporting Persons until that date, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati ceased to be Reporting Persons, and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)      Clal Industries and Investments Ltd., an Israeli public corporation (“Clal”), with its principal office at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal is a holding company whose principal holdings are in the industrial and technology sectors. The outstanding shares of Clal are listed for trading on the Tel Aviv Stock Exchange. Clal owns directly Shares of the Issuer.

(2)      DIC Loans Ltd., an Israeli private corporation (“DIC Loans”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC Loans engages in financing and investments in securities of companies. DIC Loans owns directly Shares of the Issuer.

(3)      Discount Investment Corporation Ltd., an Israeli public corporation (“DIC”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, DIC beneficially owned all the outstanding shares of DIC Loans. By reason of DIC’s control of DIC Loans, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned directly by DIC Loans.

(4)      IDB Development Corporation Ltd.,  an Israeli public corporation (“IDB Development”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. Since 1981 IDB Development owned a direct controlling interest in DIC, and as of May 19, 2003 IDB Development owned approximately 71.5% of the outstanding shares of DIC. Since 1982 IDB Development owned, initially an indirect controlling interest and later a direct controlling interest, in Clal, and as of May 19, 2003, IDB Development owned approximately 63.6% of the outstanding shares of Clal. By reason of IDB Development’s control of DIC and Clal, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned directly by DIC Loans and Clal.

(5)      IDB Holding Corporation Ltd., an Israeli public corporation (“IDB Holding”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. Since 1981 IDB Holding owned a controlling interest in IDB Development, and as of May 19, 2003, IDB Holding owned approximately 58% of the outstanding shares of IDB Development. From 1977 through 1982 IDB Holding owned an indirect controlling interest in Clal, and in 1982 IDB Holding sold its indirect controlling interest in Clal to IDB Development. By reason of IDB Holding’s control (through IDB Development) of DIC and Clal, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned directly by DIC Loans and Clal.

The following persons may, by reason of their interests in and relationships among them with respect to IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (5) above:
(6) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.
(7) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies.
(8) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.
(9) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders’ meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation. Furthermore, Nochi Dankner granted to two of the other shareholders of Ganden Holding a put option which is exercisable at any time until the earlier of an initial public offering of Ganden Holdings’ shares or June 7, 2006, whereby Nochi Dankner may be required to acquire from such other shareholders certain shares of Ganden Holdings constituting in the aggregate at the date hereof approximately 10% of its outstanding shares. Also, Nochi Dankner granted to such shareholders and to one other shareholder of Ganden Holdings a tag along right to participate in certain sales of Ganden Holdings’ shares by Nochi Dankner, and such shareholders agreed to vote all their shares of Ganden Holdings, constituting in the aggregate at the date hereof approximately 13.7% of Ganden Holdings’ outstanding shares, in accordance with Nochi Dankner’s instructions.

Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development, Clal and DIC.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development, Clal and DIC.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development, Clal and DIC.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of “first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons  controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned directly by Clal and DIC Loans.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Clal, (ii) DIC Loans, (iii) DIC, (iv) IDB Development and (vi) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference.

(d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate’s Court, DIC, several past executive officers of DIC and one of its other officers, were convicted of criminal offenses under the Israeli Securities Act,1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies.  In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has not yet been heard. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (6), (7), (8) and (9) above are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

From December 1967 through March 23, 1979, PEC Israel Economic Corporation (“PEC”), a Maine corporation in which a direct controlling interest was owned by IDB Holding from 1970 through 1981, by IDB Development from 1981 through January 1999, and by DIC thereafter, purchased 3,982,650 Shares (adjusted for a stock dividend). The funds used by PEC to acquire these Shares were corporate funds of PEC. The total purchase price paid for these Shares was $1,024,737.

From March 24, 1979 through July 31, 1979, PEC purchased 217,800 Shares for a total purchase price of $68,689. The funds used by PEC to acquire these Shares were corporate fund of PEC.

During May 1979 DIC purchased (i) 680,000 Shares for a total purchase price in Israeli currency then equal to approximately $259,720, (ii) convertible debentures of the Issuer (“Convertible Debentures”) for a total purchase price in Israeli currency then equal to approximately $378,150 (which Convertible Debentures were convertible, between October 1, 1979 and February 28, 1990 into 1,039,875 Shares) and (iii) option warrants of the Issuer (“Option Warrants”) for a total purchase price in Israeli currency then equal to approximately $646,290 (which Option Warrants entitled DIC, between October 1, 1979 and September 30, 1981, to purchase 2,573,750 Shares at a price of Israel Pound 3.20 per 1.25 Shares). All such purchases were paid for by DIC from DIC’s own funds.

From December 1, 1979 through February 15, 1980 PEC purchased 122,500 Shares for a total purchase price of $14,253. The funds used by PEC to acquire these Shares were corporate funds of PEC.

As of February 15, 1980 an aggregate of 8,977,523 Shares were issuable to Clal pursuant to a merger of the Issuer with Shafir Cardboard and Paper Industries Ltd., then a wholly-owned subsidiary of Shafir Paper Investment Company Ltd. At such time Clal was the owner of 63% of the outstanding share capital of Shafir Paper Investment Company Ltd.

From April 13, 1981 through August 11, 1981 PEC purchased 241,500 Shares for a total purchase price of $373,913. The funds used by PEC to acquire these Shares were corporate funds of PEC. From May 3, 1981 through August 11, 1981 DIC purchased 254,184 Shares (including 105,584 Shares acquired by exercise of Option Warrants) for a total amount of $224,010. The funds used by DIC to acquire these Shares were corporate funds of DIC. (Dollars amounts relating to such periods have been derived on the basis of exchange rates in effect on the dates of the respective transactions. On July 27, 1981, the exchange rate between the Israel Shekel and the U.S. Dollar was approximately IS12.1865=$1.00).

On November 3, 1981 PEC purchased 4,100 Shares for a total purchase price of approximately $35,500. The funds used by PEC to acquire these Shares were corporate fund of PEC.

On December 31, 1981 DIC acquired from PEC 328,544 Shares (which included the 4,100 Shares acquired by PEC on November 3, 1981) for a total purchase price in Israel Shekels then equal to approximately $2,498,179. The funds used by DIC to acquire these Shares were corporate funds of DIC.

On various dates from January 1, 1982 through July 23, 1997 Clal purchased 706,378 Shares for a total purchase price of $12,685,658. All these purchases by Clal were made from its working capital.

On various dates from May 21, 1998 through June 1, 1998, DIC purchased an aggregate of 18,017 Shares in open market transactions on the Tel Aviv Stock Exchange at prices ranging from NIS127.60 per share to NIS145.80 per share (approximately $34.73 per share to $39.74 per share). The funds used by DIC to acquire these Shares were working capital of DIC.

On various dates from June 14, 1998 through June 21, 1998, Clal purchased an aggregate of 65,495 Shares in open market transations on the Tel Aviv Sock Exchange at prices ranging from NIS151.50 per share to NIS160.00 per share (approximately $41.24 per share to $43.55 per share). The funds used by Clal to acquire these Shares were working capital of Clal.

On various dates from June 22, 1998 through November 30, 1998 Clal acquired an aggregate of 25,170 Shares in open market transaction on the Tel Aviv Stock Exchange at prices ranging from NIS128.50 per share to NIS154.92 per share (approximately $30.60 per share to $36.89 per share) and sold an aggregate of 7,206 Shares in open market transactions on the Tel Aviv Stock Exchange at prices ranging from NIS124.00  per share to NIS125.90 per share (approximately $29.52 per share to $29.98 per share). The funds used by Clal to acquire these Shares were working capital of Clal.

On various dates from July 12, 1998, through November 30, 1998, DIC Loans purchased an aggregate of 44,261 shares in open market transactions on the Tel Aviv Stock Exchange at prices ranging from NIS129.30 per share to NIS145.40 per share (approximately $30.79 per share to $34.62 per share). The funds used by DIC loans to acquire these Shares were working capital of DIC Loans.

On December 14, 1998 each of Clal and DIC Loans purchased an aggregate of 29,350 Shares in open market transaction on the Tel Aviv Stock Exchange at prices ranging from NIS147.50 per share to NIS148.00 per share (approximately $35.20 per share to $35.24 per share), and used its working capital to fund these purchases.

On December 29, 1999 DIC Loans acquired from DIC 627,420 Shares (being all the Shares then held by DIC) in exchange for an issuance of shares of DIC Loans to DIC.

Item 4.	Purpose of Transaction

The purpose of the past acquisitions of Shares by PEC, DIC, DIC Loans and Clal was for investment. The Reporting Persons may purchase additional Shares or dispose of Shares if they deem it to be in their best interest.

Item 5.	Interest in Securities of the Issuer
(1) As of March 23, 1979:

PEC owned of record and beneficially 9,142,926 Shares, including 784,300 Shares owned beneficially by PEC through its ownership of ADRs. Of the 9,142,926 Shares owned, 5,160,276 Shares (adjusted for stock dividends) have been owned since December 1967. The 9,142,926 Shares represented approximately 17.5% of the Shares the Issuer advised at the time to PEC to be then outstanding.

IDB Holding may have been deemed to beneficially own and to share the power to vote and dispose of these Shares.

During the sixty days prior to March 23, 1979, PEC has purchased the following Shares on the Tel Aviv Stock Exchange or, where indicated by an asterisk, on the American Stock Exchange, through the purchase of ADRs:

Date of Transaction	Number of Shares		Price Per Share
February 4, 1979	124,000		$0.28
February 6, 1979	5,000	*	$0.29
February 7, 1979	9,000	*	$0.30
February 8, 1979	12,000	*	$0.29
February 8, 1979	25,000		$0.28
February 12, 1979	20,000	*	$0.28
February 12, 1979	29,600		$0.28
February 13, 1979	29,000	*	$0.29
February 14, 1979	27,600		$0.28
February 16, 1979	143,500		$0.28
February 18, 1979	25,000		$0.28
February 26, 1979	16,000	*	$0.30
February 27, 1979	10,000	*	$0.30
February 28, 1979	49,000	*	$0.29
March 1, 1979	25,000	*	$0.30
March 2, 1979	20,000	*	$0.30
March 6, 1979	25,000	*	$0.31

(2) As of July 31, 1979:

PEC owned 9,360,726 Shares, including 784,300 Shares owned by PEC through its ownership of ADRs. The 9,360,726 Shares represented approximately 17.88% of the Shares then outstanding. DIC owned 680,000 Shares which represented approximately 1.3% of the Shares then outstanding. PEC and DIC had the power to vote and dispose of the respective Shares owned by each of them. IDB Holding, PEC and DIC may each have been deemed the beneficial owner of, and to share the power to vote and dispose of, an aggregate of 10,040,726 Shares then held by PEC and DIC, which represented approximately 19.18% of the Shares then outstanding.

Assuming DIC were to exercise in full its rights to acquire Shares on conversion of the Convertible Debentures and exercise of the Option Warrants as described below and that no other holders of outstanding convertible securities or options of the Issuer were to exercise their conversion rights or options, DIC would have owned approximately 7.7% and PEC would have owned approximately 16.7% of the Shares outstanding at the time. If all outstanding conversion rights and options were exercised, DIC would have owned approximately 4.2% and PEC approximately 9.2% of the Shares outstanding at the time. IDB Holding, PEC and DIC may each have been deemed, assuming the foregoing situations, to own beneficially 24.4% or 13.4%, as the case may be, of the Shares outstanding at the time. As of August 2, 1979, 60 days before DIC had the right to acquire Shares on conversion of the Convertible Debentures or exercise of Option Warrants, IDB Holding, PEC and DIC may each have been deemed to own an aggregate of 13,654,351 or approximately 24.4% of the Shares then outstanding.

During the period from March 24, 1979 through July 31, 1979, PEC has purchased the following Shares on the Tel Aviv Stock Exchange:

Date of Transaction	Number of Shares	Price Per Share
April 15, 1979	75,000	$0.32
April 26, 1979	140,900	$0.32
April 30, 1979	1,900	$0.31

During the period from March 24, 1979 through July 31, 1979, DIC has purchased the following Shares on the Tel Aviv Stock Exchange:

Date of Transaction	Number of Shares	Price Per Share
May 8, 1979	20,000	Israel Pound	8.37
May 13, 1979	10,000	Israel Pound	8.79
May 15, 1979	600,000	Israel Pound	8.89
May 23, 1979	50,000	Israel Pound	10.06

During May 1979 DIC also acquired Convertible Debentures which, between October 1, 1979 and February 28, 1990, were convertible into 1,039,875 Shares. DIC paid an amount in Israeli currency then equal to approximately $378,150 for these Convertible Debentures. In addition, during May 1979 DIC acquired Option Warrants entitling DIC, between October 1, 1979 and September 30, 1981 to purchase 2,573,750 Shares at a price of Israel Pound 3.20 per 1.25 Shares. DIC paid an amount in Israeli currency then equal to approximately $646,290 for the Option Warrants. All such purchases were made in the open market in Israel from DIC's own funds.

(3) As of February 15, 1980:

PEC owned 14,512,687 Shares, including 1,176,450 Shares owned by PEC through its ownership of ADRs. These Shares represented 9,360,726 Shares previously reported, plus 4,680,361 Shares received on October 25, 1979 pursuant to a stock bonus distribution by the Issuer, plus 471,600 Shares acquired after the stock bonus distribution.

DIC owned or may have been deemed to own by virtue of its ownership of securities then convertible into 5,420,578 Shares, an aggregate of 6,440,578 Shares. The securities of the Issuer convertible into Shares which DIC owned consisted of Convertible Debentures which, until February 28, 1990, were convertible into 1,559,953 Shares; and Option Warrants entitling DIC until September 30, 1981 to purchase 3,860,625 Shares at a price of Israel Pound 3.20 per 1.875 Shares.

IDB Holding, PEC and DIC may each have been deemed the beneficial owner of, and to share the power to vote and dispose of, an aggregate of 20, 953,265 Shares then held by PEC and DIC.

Assuming DIC were to exercise in full its right to acquire Shares on conversion of the Convertible Debentures and exercise of the Option Warrants, and that no other holders of outstanding convertible securities or options of the Issuer were to exercise their conversion rights or options, DIC would have owned 5.5% and PEC would have owned 12.5% of the Shares then outstanding. If all outstanding conversion rights and options were exercised, DIC would have owned 3.8% and PEC would have owned 8.6% of the Shares then outstanding. Consequently, PEC, DIC, and IDB Holding may each have been deemed, assuming the foregoing situations, to own beneficially 18.0% or 12.4% as the case may be, of the Shares then outstanding.

Clal owned 16,479,918 Shares, including 3,702,395 Shares which may then have been acquired by Clal upon conversion of Convertible Debentures and exercise of Warrant Options owned by it.

Assuming that Clal were to exercise in full its rights to acquire Shares on conversion of the Convertible Debentures and exercise of the Warrant Options, and that no other holders of outstanding convertible securities or options of the Issuer were to exercise their conversion rights or options, Clal would have owned 14.3% of the Shares then outstanding. If all outstanding conversion rights and options were exercised, Clal would have owned 9.8% of the then outstanding Shares.

Assuming that DIC and Clal were to exercise in full their rights to acquire Shares on conversion of the Convertible Debentures and exercise of the Warrant Options, and that no other holders of outstanding convertible securities or options of the Issuer were to exercise their conversion rights or options the group consisting of PEC, DIC, Clal and IDB Holding would have been deemed beneficial owners of an aggregate of 37,433,183 Shares, representing approximately 31.1% of the Shares outstanding at the time. If all outstanding conversion rights and options were exercised, the aforesaid group would have been deemed beneficial owners of approximately 22.3% of the Shares outstanding at the time.

IDB Holding may have been deemed to share with PEC, DIC and Clal the power to vote and dispose of these Shares.

The Issuer advised at the time such Reporting Persons that as of December 31, 1979, the following securities of the Issuer were outstanding: (i) 96,894,969 Shares; (ii) Convertible Debentures convertible into 17,717,850 Shares and (iii) Option Warrants exercisable for 38,973,750 Shares. In addition, 14,250,000 shares were issuable pursuant to the merger transaction described in Item 3 hereof. The various percentages of the Shares calculated above in this section (3) were computed on the basis of the above information. Conversions of the Convertible Debentures and exercises under the Option Warrants after December 31, 1979 which may have been effected by persons other than such Reporting Persons have not been taken into account.

During the period from December 1, 1979 through February 15, 1980, PEC has purchased the following Shares on the Tel Aviv Stock Exchange:

Date of Transaction	Number of Shares	Price Per Share
December 4, 1979	20,000	$0.12
December 6, 1979	53,000	$0.11
December 9, 1979	35,000	$0.12
December 10, 1979	14,500	$0.12

The only transaction by Clal involving securities of the Issuer that occurred within the last sixty days prior to February 15, 1980 was the merger described in Item 3 above.
(4) As of August 11, 1981:
PEC owned 2,273,275 Shares, representing approximately 10.87% of the then outstanding Shares, and DIC owned 1,134,676 Shares, representing approximately 5.43% of the then outstanding Shares.

Clal owned beneficially 3,903,300 Shares (including 4,330 Shares which have been acquired upon exercise of conversion rights and options then owned by Clal), representing approximately 18.67% of the Shares outstanding at the time.

PEC, DIC, Clal and IDB Holding may have been deemed beneficial owners of, and to share the power to vote and dispose of, an aggregate of 7,311,251 Shares held by PEC, DIC and Clal, representing approximately 34.97% of the then outstanding Shares.

All percentages of outstanding Shares provided above in this section (4) were as of June 30, 1981, and were subject to reduction in the event outstanding convertible securities of the Issuer would be converted or outstanding Option Warrants of the Issuer would be exercised.

During the period from April 13, 1981 through August 11, 1981, PEC purchased the following Shares (241,500 Shares in the aggregate) on the Tel Aviv Stock Exchange:

Date of Transaction	Number of Shares	Price Per Share
April 13, 1981	25,000	$1.75
April 14, 1981	17,500	$1.80
April 15, 1981	3,600	$1.80
April 26, 1981	10,000	$1.85
April 27, 1981	18,800	$1.78
April 28, 1981	9,700	$1.74
May 3, 1981	15,000	$1.72
May 4, 1981	30,000	$1.53
May 12, 1981	30,000	$1.42
June 1, 1981	11,100	$1.33
June 3, 1981	10,000	$1.32
June 9, 1981	22,200	$1.28
June 28, 1981	9,800	$1.31
July 14, 1981	6,000	$1.39
July 17, 1981	5,600	$1.37
July 20, 1981	1,000	$1.40
July 21, 1981	3,000	$1.26
July 27, 1981	3,500	$1.44
July 28, 1981	800	$1.44
July 29, 1981	1,000	$1.43
July 30, 1981	7,900	$1.40

During the period from May 3, 1981, through August 11, 1981, DIC purchased the following Shares (148,600 Shares in the aggregate) on Tel Aviv Stock Exchange:

Date of Transaction	Number of Shares	Price Per Share
May 3, 1981	15,000	$1.73
May 4, 1981	30,100	$1.56
May 10, 1981	30,000	$1.41
May 29, 1981	11,100	$1.31
May 31, 1981	10,000	$1.31
June 3, 1981	3,300	$1.31
June 4, 1981	18,900	$1.28
June 24, 1981	4,100	$1.30
June 25, 1981	5,800	$1.30
July 20, 1981	3,000	$1.25
July 27, 1981	4,300	$1.42
July 28, 1981	1,000	$1.41
July 30, 1981	3,000	$1.38
August 5, 1981	4,900	$1.37
August 7, 1981	2,000	$1.39
August 11, 1981	2,100	$1.37

In May 1980 DIC exercised all its conversion rights to acquire Shares that were reported above and on March 1, 1981 it exercised the major portion of its Option Warrants to acquire Shares that were reported above. On May 13, 1981, DIC exercised its remaining Option Warrants to purchase an aggregate of 105,584 Shares at a total cost of $13,113.

(5) As of December 31, 1981:

DIC owned 493,021 Shares (which included 328,544 Shares acquired from PEC on the same day), representing approximately 15.01% of the Shares then outstanding. Clal beneficially owned 653,772 shares representing approximately 19.90% of the Shares then outstanding. In the transaction of sale of 328,544 shares by PEC to DIC on December 31, 1981 PEC disposed of all the Shares then owned by it. Accordingly, DIC, Clal and IDB Holding may each have been deemed the beneficial owner of, and to share the power to vote and dispose of, an aggregate of 1,146,793 Shares held by DIC and Clal, representing approximately 34.91% of the Shares then outstanding.

During the sixty day period ended on December 31, 1981 PEC and Clal acquired 4,100 Shares and 220 Shares, respectively, on the Tel Aviv Stock Exchange.
(6) As of July 23, 1997:

DIC was the direct owner of 627,420 Shares, or approximately 16.5% of the Shares then outstanding, and Clal was the direct owner of 1,119,588 Shares, or approximately 29.4% of the Shares then outstanding. DIC, Clal, IDB Development and IDB Holding may each have been deemed the beneficial owners of, and to share the power to vote and dispose of, an aggregate of 1,746,008 Shares held by DIC and Clal, or approximately 45.9% of Shares the Issuer advised at the time such Reporting Persons to be outstanding as of such date.

On various dates from January 1, 1982 through July 23, 1997 Clal purchased a total of 706,378 Shares and sold a total of 246,000 Shares, as listed on Schedule F attached hereto.
(7) As of June 21, 1998:

Clal was the direct owner of 1,233,940 Shares, constituting approximately 31.99% of the Shares advised at the time by the Issuer to be then outstanding. DIC was the direct owner of 645,437 Shares, constituting approximately 16.90% of the Shares advised at the time by the Issuer to be then outstanding. DIC, Clal, IDB Development and IDB Holding may each have been deemed the beneficial owner of, and to share the power to vote and dispose of, an aggregate of 1,866,994 Shares held by Clal and DIC, constituting approximately 48.89% of the Shares advised at the time by the Issuer to be outstanding as of June 21, 1998.

During the last 60 days preceding June 21, 1998, DIC and Clal purchased in the aggregate 18,017 Shares and 65,495 Shares respectively in open market transactions on the Tel Aviv Stock Exchange as follows:

Purchases of Shares made by DIC:

Date of Transaction	Number of Shares	Price Per Share
May 21, 1998	300	NIS 127.60
May 21, 1998	55	NIS 128.00
May 25, 1998	171	NIS 135.50
May 25, 1998	400	NIS 136.00
May 25, 1998	729	NIS 138.00
May 25, 1998	1,233	NIS 135.00
May 25, 1998	1,628	NIS 137.50
May 25, 1998	110	NIS 137.00
May 25, 1998	110	NIS 138.80
May 25, 1998	500	NIS 138.90
May 25, 1998	1,040	NIS 139.00
May 26, 1998	110	NIS 141.30
May 26, 1998	780	NIS 141.40
May 26, 1998	1,090	NIS 141.50
May 26, 1998	110	NIS 143.50
May 26, 1998	990	NIS 143.60
May 26, 1998	20	NIS 143.70
May 26, 1998	1,000	NIS 143.90
May 26, 1998	980	NIS 144.00
May 27, 1998	10	NIS 139.70
May 27, 1998	1,112	NIS 140.00
May 27, 1998	110	NIS 141.00
May 27, 1998	50	NIS 143.00
May 27, 1998	420	NIS 143.90
May 27, 1998	1,130	NIS 144.00
May 27, 1998	1,490	NIS 143.00
May 29, 1998	1,000	NIS 144.50
May 29, 1998	629	NIS 146.00
May 29, 1998	110	NIS 145.00
June 1, 1998	500	NIS 146.00
June 1, 1998	100	NIS 145.80

Purchases of Shares made by Clal:

Date of Transaction	Number of Shares	Price Per Share
June 14, 1998	142	NIS 153.80
June 14, 1998	1,458	NIS 154.00
June 14, 1998	1,000	NIS 154.50
June 14, 1998	700	NIS 155.00
June 14, 1998	7,500	NIS 156.00
June 15, 1998	905	NIS 151.50
June 15, 1998	550	NIS 152.00
June 15, 1998	1,985	NIS 152.70
June 15, 1998	1,000	NIS 153.00
June 16, 1998	684	NIS 151.50
June 16, 1998	3,000	NIS 156.00
June 16, 1998	4,298	NIS 157.50
June 16, 1998	211	NIS 158.50
June 16, 1998	8,000	NIS 159.00
June 16, 1998	712	NIS 159.50
June 16, 1998	684	NIS 151.50
June 16, 1998	18,765	NIS 160.00
June 18, 1998	2,000	NIS 159.00
June 18, 1998	658	NIS 159.20
June 18, 1998	4,400	NIS 159.30
June 18, 1998	3,330	NIS 159.50
June 18, 1998	2,612	NIS 160.00
June 21, 1998	543	NIS 155.00
June 21, 1998	358	NIS 154.00

(8) As of November 30, 1998:
Clal was the direct owner of 1,251,904 Shares, constituting approximately 32.48% of the Shares then outstanding.

DIC Loans was the direct owner of 62,278 Shares, constituting approximately 1.62% of the Shares then outstanding. DIC was the direct owner of 627,420 Shares, constituting approximately 16.28% of the Shares then outstanding, and may have been deemed beneficial owner of, and to share the power to vote and dispose of ,an aggregate of 689,698 Shares held by DIC Loans and DIC, constituting approximatly17.89% of the Shares then outstanding.

IDB Development and IDB Holding may each have been deemed the beneficial owner of, and to share the power to vote and dispose of, an aggregate of 1,941,602 Ordinary Shares held by Clal, DIC Loans and DIC, constituting approximately 50.37% of the Shares then outstanding.

The Issuer has advised at the time such Reporting Persons that there were 3,854,571 Shares outstanding on November 30, 1998. The percentages of Shares outstanding set forth above in this section (8) were based on this number.

The following table sets forth the purchases and sales of Shares (totaling 25,170 Shares and 7,206 Shares respectively) made by Clal from June 22, 1998 through November 30, 1998. All such transaction were purchases except for the transactions on October 20, 1998 and October 21, 1998 which were sales. All such purchases and sales were made in open market transactions on the Tel Aviv Stock Exchange:

Date of Transaction	Number of Shares purchased (sold)	Price Per Share
June 22, 1998	901	NIS 154.92
June 22, 1998	1,444	NIS 154.50
June 23, 1998	2,555	NIS 151.00
June 23, 1998	2,300	NIS 151.90
June 23, 1998	1,410	NIS 152.00
June 24, 1998	6,700	NIS 150.70
June 24, 1998	1,000	NIS 152.00
October 18, 1998	300	NIS 128.50
October 19, 1998	1,400	NIS 130.00
October 20, 1998	(700)	NIS 125.90
October 20, 1998	(360)	NIS 125.53
October 20, 1998	(2,164)	NIS 125.00
October 20, 1998	(2,400)	NIS 125.20
October 21, 1998	(1,582)	NIS 124.00
November 10, 1998	625	NIS 139.00
November 10, 1998	385	NIS 138.40
November 10, 1998	1,458	NIS 138.00
November 10, 1998	725	NIS 138.97
November 10, 1998	1,195	NIS 139.50
November 12, 1998	710	NIS 140.00
November 12, 1998	275	NIS 139.00
November 15, 1998	18	NIS 136.10
November 15, 1998	1,175	NIS 138.50
November 15, 1998	116	NIS 139.00
November 16, 1998	400	NIS 140.00
November 17, 1998	78	NIS 138.00

The following table sets forth the purchases of Shares (totaling 44,261 Shares) made by DIC Loans from July 12, 1998 through November 30, 1998. All such purchases were made in open market transactions on the Tel Aviv Stock Exchange:

Date of Transaction	Number of Shares purchased (sold)	Price Per Share
July 12, 1998	100	NIS 145.30
July 12, 1998	1,111	NIS 145.00
July 12, 1998	1,396	NIS 144.90
July 12, 1998	1,300	NIS 144.00
July 12, 1998	25	NIS 142.50
July 13, 1998	100	NIS 145.20
July 13, 1998	100	NIS 145.30
July 13, 1998	700	NIS 145.40
July 19, 1998	3,900	NIS 141.00
July 23, 1998	1,290	NIS 142.00
July 23, 1998	510	NIS 143.00
August 17, 1998	298	NIS 140.10
August 18, 1998	213	NIS 139.00
August 24, 1998	350	NIS 139.00
August 26, 1998	2,500	NIS 139.50
August 26, 1998	1,966	NIS 138.00
August 27, 1998	2,317	NIS 135.30
August 27, 1998	450	NIS 137.00
August 27, 1998	1,457	NIS 136.40
August 27, 1998	800	NIS 136.20
August 27, 1998	2,516	NIS 136.00
August 27, 1998	2,450	NIS 136.40
August 27, 1998	1,300	NIS 136.90
August 30, 1998	2,000	NIS 134.00
August 30, 1998	900	NIS 136.00
August 30, 1998	1,980	NIS 138.00
September 1, 1998	678	NIS 129.30
September 1, 1998	2,000	NIS 130.10
September 1, 1998	210	NIS 133.30
September 1, 1998	1,990	NIS 135.00
September 6, 1998	196	NIS 134.00
November 10, 1998	4,388	NIS 138.70
November 12, 1998	710	NIS 140.00
November 12, 1998	275	NIS 139.00
November 15, 1998	17	NIS 136.10
November 15, 1998	1,175	NIS 138.50
November 15, 1998	116	NIS 139.00
November 16, 1998	400	NIS 140.00
November 17, 1998	77	NIS 138.00

Except as aforesaid, none of such Reporting Persons purchased or sold any Shares from June 22, 1998 through November 30, 1998. Information provided at the time such to Reporting Persons indicated that as of November 30, 1998, the executive officers and directors of IDB holding, IDB Development, Clal, DIC and DIC Loans did not own any Shares.

(9) As of December 14, 1998:

Clal was the direct owner of 1,281,254 Shares, constituting approximately 33.24% of the Shares then outstanding.

DIC Loans was the direct owner of 91,628 Shares, constituting approximately 2.38% of the Shares then outstanding. DIC was the direct owner of 627,420 Shares, constituting approximately 16.28% of the Shares then outstanding and DIC may have been deemed the beneficial owner of, and to share the power to vote and dispose of, an aggregate of 719,048 Shares held by DIC Loans and DIC, constituting approximately 18.65% of the Shares then outstanding.

IDB Development and IDB Holding may each have been deemed the beneficial owners of, and to share the power to vote and dispose of, an aggregate of 2,000,302 Shares held by Clal, DIC Loans and DIC, constituting approximately 51.89% of the Shares then outstanding.

The Issuer has advised at the time such Reporting Persons that there were 3,854,571 Shares outstanding on November 30, 1998. The percentages of Shares outstanding set forth above in this section (9) were base on this number.

The following table sets forth the purchases of Shares (totaling 29,350 Shares) made by Clal on December 14, 1998. All such purchases were made in open market transactions on the Tel Aviv Stock Exchange:

Date of Transaction	Number of Shares	Price Per Share
December 14, 1998	767	NIS 147.50
December 14, 1998	539	NIS 148.00
December 14, 1998	28,044	NIS 147.75

The following table sets forth the purchases of Shares (totaling 29,350 Shares) made by DIC Loans on December 14, 1998. All such purchases were made in open market transactions on the Tel Aviv Stock Exchange:

Date of Transaction	Number of Shares	Price Per Share
December 14, 1998	767	NIS 147.50
December 14, 1998	539	NIS 148.00
December 14, 1998	28,044	NIS 147.75

Except as aforesaid none of such Reporting Persons purchased or sold any Shares from November 18, 1998 through December 14, 1998. Information provided at the time to such Reporting Persons indicated that as of December 14, 1998, the executive officers and directors of IDB Holding, IDB Development, Clal, DIC and DIC Loans did not own any Shares.

(10) On December 29, 1999 DIC Loans acquired from DIC 627,420 Shares (being all the Shares then held by DIC).
(11) As of May 19, 2003:
Clal was the direct owner of 1,292,769 Shares, constituting approximately 32.99% of the Shares then outstanding. Clal shares the power to vote and dispose of these Shares.

DIC Loans was the direct owner of 730,565 Shares, constituting approximately 18.64% of the Shares then outstanding. DIC Loans shares the power to vote and dispose of these Shares. DIC may be deemed beneficial owner of, and to share the power to vote and dispose, of the 730,565 Shares held by DIC Loans.

IDB Development, IDB Holding and the Reporting Persons who are natural Persons may each be deemed the beneficial owners of, and to share the power to vote and dispose of, an aggregate of 2,023,334 Shares held by Clal and DIC Loans, constituting approximately 51.63% of the Shares then outstanding.

The Issuer advised the Reporting Persons that as of May 19, 2003 there were 3,918,710 Shares outstanding, and the percentages of Share outstanding set forth above in this section (11) are based on this number.

None of the Reporting Persons purchased or sold any Shares from March 15, 2003 through May 19, 2003.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Holding, IDB Development, Clal, DIC and DIC Loans owned as of May 19, 2003, or purchased or sold from March 15, 2003 through May 19, 2003, any Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On February 5, 1980, Clal, DIC and PEC entered into a Voting Agreement (the “Voting Agreement”) with respect to the Shares held by them. According to the Voting Agreement, Clal, DIC and PEC have agreed to coordinate and pool their voting power in the Issuer in order to appoint an equal number of each party's nominees to the Board of Directors of the Issuer, and in order to elect representatives on their behalf to the central Board Committees of the Issuer. The parties have also agreed to vote en bloc at general meetings of the Issuer on the subject of dividend distributions. Finally, in the event that any party to the Voting Agreement decides to dispose of its Shares, the Voting Agreement grants the other parties thereto a first refusal option with respect to such Shares. The term of the Agreement is for a period of 10 years, subject to extensions for additional 10 year periods. On January 4, 1982, Clal and DIC amended the Voting Agreement to reflect DIC's acquisition of all the Shares held by PEC. As a result, the voting power that was previously pooled among the three holders was pooled for the benefit of Clal and DIC. In addition, the right of first refusal provided in the Voting Agreement was modified to permit either party to transfer its shares and its rights under the Voting Agreement to other corporation completely controlled by it. The Voting Agreement, as amended, is still in force in accordance with the provisions thereof. A translation to English of the Voting Agreement and the amendment thereto are attached hereto as Exhibits 1 and 2, respectively.

Item 7.	Material to Be Filed as Exhibits

Schedules A, B, C, D and E	-

Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Clal, (ii) DIC Loans, (iii) DIC, (iv) IDB Development and (v) IDB Holding.

Schedule F	-	List of purchases and sales of Shares made by Clal from January 1, 1982 through July 23, 1997.

Exhibit 1	-	Voting Agreement dated February 5, 1980 between Clal, PEC and DIC.

Exhibit 2	-	Agreement dated January 4, 1982 between Clal and DIC, amending the Voting Agreement.

Exhibit 3	-	Letter Agreement dated June 22, 2003 between Clal and IDB Holding authorizing IDB Holding to file this Amendment No. 12 and any amendments hereto on behalf of Clal.

Exhibit 4	-	Letter Agreement dated June 16, 2003 between DIC Loans and IDB Holding authorizing IDB Holding to file this Amendment No. 12 and any amendments hereto on behalf of DIC Loans.

Exhibit 5	-	Letter Agreement dated June 16, 2003 between DIC and IDB Holding authorizing IDB Holding to file this Amendment No. 12 and any amendments hereto on behalf of DIC.

Exhibit 6	-	Letter Agreement dated June 23, 2003 between IDB Development and IDB Holding authorizing IDB Holding to file this Amendment No. 12 and any amendments hereto on behalf of IDB Development.

Exhibit 7	-	Letter Agreement dated June 18, 2003 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Amendment No. 12 and any amendments hereto on behalf of Nochi Dankner.

Exhibit 8	-	Letter Agreement dated June 23, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Amendment No. 12 and any amendments hereto on behalf of Shelly Dankner-Bergman.

Exhibit 9	-	Letter Agreement dated June 19, 2003 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Amendment No. 12 and any amendments hereto on behalf of Ruth Manor.

Exhibit 10	-	Letter Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Amendment No. 12 and any amendments hereto on behalf of Avraham Livnat.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 12 is true, complete and correct.

Date: June 25, 2003	CLAL INDUSTRIES AND INVESTMENTS LTD.
DIC LOANS LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

	BY:	IDB HOLDING CORPORATION LTD.

(signed)
BY:

Rina Cohen and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of Clal Industries and Investments Ltd., DIC Loans Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to this Amendment No. 12 as Exhibits 3 through 10.

Schedule A

Directors and Executive Officers

o f

Clal Industries and Investments Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director & Co-Chief Executive Officer	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director & Co-Chief Executive Officer

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Marc Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Director of companies.

Yecheskel Dovrat 1 Nachshon Street, Ramat Hasharon, Israel	Director	Economical consultant & director of companies.

David Leviatan 18 Mendele Street, Herzelia, Israel	Director	Director of companies.

Nachum Langental 3a Jabotinski Street, Ramat Gan, Israel	External Director	Director of companies.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Aliza Rotbard 6 Rosenblum Street, #6101 Sea & Sun, Tel Aviv, Israel	External Director	Chief Executive Officer of DOORS Information Systems, Inc.

Azri Gonen 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Executive Vice President	Executive Vice President of Clal Industries and Investments Ltd.

Yeoshua Agassi 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Executive Vice President	Executive Vice President of Clal Industries and Investments Ltd.

David Haselkorn (#) 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Senior Executive Manager	Chief Executive Officer of Clal Biotechnology Industries Ltd.

Nitsa Einan 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Vice President and General Counsel	General Counsel of Clal Industries and Investments Ltd.

Gil Milner 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Vice President & Comptroller	Comptroller of Clal Industries and Investments Ltd.

Gonen Bieber (***) 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Vice President of Finance, Manager	Finance Manager of Clal Industries and Investments Ltd.

Guy Rosen 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Special Assistant to the Chief Executive Officer	Special Assistant to the Chief Executive Officer of Clal Industries and Investments Ltd.

(*)           Dual citizen of Israel and France.

(**)         Citizen of Slovenia.

(***)      Dual citizen of Israel and Germany.

(#)           Has given notice of retirement as of July 1, 2003.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule B

Directors and Executive Officers

o f

DIC Loans Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Comptroller	Comptroller of Discount Investment Corporation Ltd.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule C

Directors and Executive Officers

o f

Discount Investment Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.

Nahum Admoni 26 Ben Josef Street, Ramat Aviv Gimel, Tel-Aviv 69125, Israel	External Director	Director of companies.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Avraham Drenger 105 Ha-Hashmonaim Street, Tel- Aviv 67133, Israel	External Director	Chief Executive Officer of L.Y.A Ltd.

Ami Erel 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Discount Investment Corporation Ltd.

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Discount Investment Corporation Ltd.

(*)           Dual citizen of Israel and France.

(**)         Citizen of Slovenia.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule D

Directors and Executive Officers

o f

IDB Development Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.

Arnon Gafny 55 Moshe Kol Street, Jerusalem 93715, Israel	External Director	Economist.

Rami (Avraham) Mardor 33 Haoranim Street, Kfar Shmariyahu 46910, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Avi Shani 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)           Dual citizen of Israel and France.

(**)         Citizen of Slovenia.

(***)      Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule E

Directors and Executive Officers

o f

IDB Holding Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Meir Rosenne 14 Aluf Simchoni Street, Jerusalem 92504, Israel	Director	Attorney.

Josef Kucik (#) 35 Wingate Street, Herzliah Pituach, Israel	External Director	Director of companies.

Rolando Eisen 2 “A” Geiger Street, Naveh Avivim, Tel Aviv 69341, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)           Dual citizen of Israel and France.

(**)         Citizen of Slovenia.

(***)      Dual citizen of Israel and U.S.A.

(#)           Has given notice of retirement as of July 1, 2003.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule F

Purchases and sales of Shares made by Clal

from January 1, 1982 through July 23, 1997

Date of Transaction	Number of Shares		Gross Consideration
	Purchased	Sold
			(in $)
January 13, 1982	5,000		40,541
June 13, 1982	46,870		331,397
January 18, 1983	10,000		103,204
January 19, 1983	5,000		51,484
January 20, 1983	11,750		112,361
January 23, 1983	5,000		47,817
January 24, 1983	15,000		131,580
January 25, 1983	20,000		164,280
January 30, 1983	5,180		43,747
February 6, 1983	7,280		74,605
February 6, 1983	10,000		102,479
February 7, 1983	1,450		14,131
February 7, 1983	3,050		29,725
February 8, 1983	10,000		92,021
March 22, 1983	1,290		11,513
April 19, 1983	7,000		64,138
August 30, 1983	1,230		10,721
August 31, 1983	1,050		8,551
September 4, 1983	1,000		7,931
September 13, 1983	2,000		15,656
September 14, 1983	250		1,890
September 18, 1983	2,000		15,599
September 26, 1983	430		3,101
October 4, 1983	500		3,609
January 24, 1986	4,200		37,879
January 26, 1986	1,000		9,019
January 27, 1986	32,600		292,729
January 27, 1986	2,500		22,505
January 28, 1986	4,200		2,827
January 29, 1986	4,500		40,837
January 30, 1986	2,000		18,179
February 2, 1986	3,000		27,116
February 3, 1986	2,700		24,030
February 4, 1986	9,300		80,654
February 5, 1986	1,000		8,598
March 12, 1986		(6,000)	77,441
March 13, 1986		(5,000)	64,560
March 16, 1986		(5,000)	63,228
May 25, 1986		(4,000)	54,802
May 26, 1986		(5,000)	69,177
May 27, 1986		(5,000)	68,805

May 28, 1986		(2,500)	35,445
May 29, 1986		(25,000)	356,824
June 1, 1986		(5,000)	73,562
June 1, 1986		(3,800)	55,907
June 2, 1986		(3,500)	52,154
June 3, 1986		(3,500)	52,805
June 4, 1986		(2,500)	37,353
June 5, 1986		(2,500)	37,390
July 22, 1986	1,000		12,718
July 23, 1986	1,000		12,675
July 24, 1986	2,000		25,439
July 27, 1986	1,500		19,051
December 16, 1986	1,200		20,508
December 17, 1986	1,000		17,144
December 23, 1986	2,000		36,381
December 24, 1986	2,600		44,976
December 25, 1986		(1,000)	17,683
March 26, 1987		(15,000)	413,095
March 29, 1987		(5,000)	139,513
March 30, 1987		(9,200)	256,544
March 31, 1987		(8,000)	222,288
April 1, 1987		(7,000)	193,434
April 2, 1987		(10,000)	275,739
April 5, 1987		(10,000)	290,242
April 6, 1987		(10,000)	289,946
April 7, 1987		(10,000)	285,773
April 8, 1987		(10,000)	285,062
April 15, 1987		(9,700)	272,246
April 22, 1987		(10,000)	302,792
April 27, 1987		(1,500)	46,930
April 28, 1987		(7,000)	235,980
April 29, 1987		(5,000)	157,480
April 30, 1987		(5,000)	157,480
May 10, 1987		(10,000)	273,848
May 11, 1987		(2,000)	56,885
June 24, 1987	5,000		122,822
June 25, 1987	9,000		213,561
June 29, 1987	1,200		29,347
June 30, 1987	800		18,921
July 7, 1987	200		4,663
July 7, 1987	600		13,920
July 7, 1987	1,200		28,050
July 8, 1987	600		14,009
July 8, 1987	400		9,293
July 8, 1987	200		4,658
July 9, 1987	1,800		43,395
July 12, 1987	1,000		24,784
July 12, 1987	1,000		24,844
July 13, 1987	8,000		198,547
July 13, 1987	2,400		59,268

August 3, 1987	1,600	38,266
August 5, 1987	800	19,739
August 6, 1987	200	4,956
August 6, 1987	400	9,887
August 6, 1987	1,000	24,595
August 9, 1987	600	14,836
August 9, 1987	1,400	34,703
August 12, 1987	200	4,973
August 12, 1987	200	4,997
August 12, 1987	800	19,940
August 13, 1987	1,400	34,484
August 13, 1987	600	14,804
August 13, 1987	2,000	49,718
August 17, 1987	1,000	24,084
August 17, 1987	200	4,867
August 18, 1987	200	4,739
August 18, 1987	400	9,430
August 19, 1987	1,000	23,790
August 20, 1987	800	18,956
August 23, 1987	200	4,761
August 24, 1987	1,000	23,596
August 24, 1987	1,000	23,715
August 26, 1987	1,000	24,890
August 27, 1987	400	10,058
August 27, 1987	600	14,974
August 30, 1987	1,000	24,988
September 2, 1987	1,000	24,978
September 13, 1987	400	10,169
September 13, 1987	1,600	41,290
September 14, 1987	400	9,950
September 14, 1987	200	4,988
September 14, 1987	400	9,900
September 16, 1987	700	17,226
September 28, 1987	200	4,997
October 1, 1987	200	4,985
October 5, 1987	600	14,603
October 5, 1987	400	9,711
October 6, 1987	800	19,270
October 6, 1987	200	4,697
October 11, 1987	200	4,733
October 12, 1987	600	14,048
October 12, 1987	200	4,706
October 18, 1987	1,800	43,788
October 19, 1987	1,000	23,996
October 19, 1987	1,000	24,362
October 20, 1987	2,000	43,981
October 21, 1987	600	11,957
October 21, 1987	600	12,019
October 21, 1987	1,400	27,318
October 21, 1987	1,400	27,028

October 25, 1987	2,000	38,469
October 25, 1987	400	7,714
October 25, 1987	2,000	38,266
October 25, 1987	1,400	26,715
October 25, 1987	600	11,510
October 26, 1987	3,200	60,967
October 26, 1987	400	7,699
October 26, 1987	800	15,164
October 26, 1987	600	11,402
October 26, 1987	600	11,490
October 27, 1987	300	6,077
October 27, 1987	3,200	63,885
October 27, 1987	2,200	44,135
October 27, 1987	1,600	30,852
October 27, 1987	600	11,803
October 27, 1987	1,000	19,867
October 27, 1987	200	3,983
October 27, 1987	2,000	40,026
October 27, 1987	200	4,022
October 27, 1987	3,000	60,477
October 27, 1987	3,000	60,769
October 27, 1987	400	7,674
October 28, 1987	2,000	41,263
October 28, 1987	8,200	169,596
October 28, 1987	5,400	111,959
October 29, 1987	1,000	21,312
October 29, 1987	3,000	63,780
October 29, 1987	5,000	105,781
November 1, 1987	2,000	45,795
November 1, 1987	2,000	46,011
November 1, 1987	12,000	275,416
November 2, 1987	600	14,033
November 2, 1987	400	9,309
November 3, 1987	400	9,632
November 3, 1987	4,800	115,859
November 3, 1987	3,000	71,709
November 4, 1987	1,300	30,325
November 4, 1987	1,000	23,266
November 4, 1987	2,000	46,292
November 4, 1987	1,200	27,848
November 4, 1987	3,200	74,645
November 5, 1987	6,400	148,914
November 5, 1987	5,000	115,170
November 5, 1987	1,600	37,042
November 8, 1987	1,200	27,823
November 8, 1987	1,600	37,470
November 8, 1987	2,200	51,316
November 9, 1987	600	13,595
November 9, 1987	600	13,665
November 9, 1987	400	8,970

November 9, 1987	600		13,560
November 9, 1987	1,200		26,981
November 9, 1987	3,400		76,644
November 11, 1987	1,000		22,139
November 11, 1987	10,000		220,827
November 11, 1987	9,600		213,082
November 12, 1987	3,000		67,698
November 16, 1987	400		8,980
November 16, 1987	200		4,501
November 16, 1987	11,000		248,838
November 17, 1987	400		8,741
November 17, 1987	1,200		26,156
November 17, 1987	800		17,616
November 17, 1987	400		8,764
November 17, 1987	2,000		43,706
November 18, 1987	4,000		85,125
November 18, 1987	600		12,909
November 18, 1987	400		8,563
November 19, 1987	300		6,474
November 19, 1987	1,200		25,643
November 19, 1987	1,200		25,898
November 19, 1987		(1,000)	21,474
November 22, 1987	1,000		21,473
November 23, 1987	800		17,260
November 23, 1987	600		12,815
November 23, 1987	400		8,522
November 24, 1987	400		8,472
November 24, 1987	600		12,740
November 24, 1987	200		4,225
November 25, 1987	1,000		21,238
November 25, 1987	1,800		38,323
November 26, 1987	2,400		50,765
November 26, 1987	8,000		169,644
November 29, 1987	800		16,910
November 29, 1987	800		16,952
November 29, 1987	2,000		42,487
November 30, 1987	600		12,616
November 30, 1987	1,000		20,974
November 30, 1987	1,000		20,655
November 30, 1987	1,000		20,708
December 1, 1987	1,000		20,212
December 1, 1987	400		8,126
December 1, 1987	1,000		20,366
December 1, 1987	1,600		32,176
December 1, 1987	800		16,335
December 2, 1987	800		16,301
December 2, 1987	1,000		20,428
December 3, 1987	400		8,184
December 3, 1987	400		8,163
December 3, 1987	400		8,204

December 6, 1987	500	10,003
December 6, 1987	600	12,239
December 7, 1987	600	11,948
December 7, 1987	200	3,933
December 9, 1987	1,000	19,800
December 10, 1987	300	5,930
December 13, 1987	600	12,026
December 14, 1987	1,000	19,591
December 14, 1987	2,400	47,494
December 15, 1987	4,000	79,579
December 16, 1987	1,400	27,842
December 22, 1987	600	12,424
December 23, 1987	400	8,221
December 24, 1987	200	4,038
December 24, 1987	300	6,134
December 24, 1987	800	16,111
December 27, 1987	600	12,053
December 27, 1987	600	11,962
December 29, 1987	400	8,091
December 30, 1987	200	4,013
December 30, 1987	1,200	24,141
January 4, 1988	200	4,094
January 5, 1988	400	8,063
January 10, 1988	2,500	47,317
January 10, 1988	500	9,193
January 10, 1988	5,000	91,438
January 10, 1988	400	7,335
January 13, 1988	1,000	18,555
January 13, 1988	400	7,348
January 13, 1988	500	9,208
January 14, 1988	1,300	23,296
January 14, 1988	300	5,280
January 18, 1988	600	10,438
January 19, 1988	900	15,645
January 19, 1988	5,000	85,599
January 19, 1988	1,200	20,649
January 20, 1988	1,200	20,209
January 20, 1988	2,000	33,081
January 21, 1988	3,100	51,087
January 25, 1988	600	10,130
January 25, 1988	2,000	33,852
January 26, 1988	1,000	16,205
January 26, 1988	8,800	139,309
February 2, 1988	11,500	176,367
February 3, 1988	600	9,224
February 4, 1988	2,400	35,760
February 4, 1988	300	4,413
February 4, 1988	1,300	19,172
February 7, 1988	1,000	14,440
February 7, 1988	500	7,036

February 8, 1988	600		7,826
February 8, 1988	300		3,934
February 8, 1988	200		2,616
February 9, 1988	700		9,465
February 10, 1988	500		6,714
February 15, 1988	600		8,865
February 22, 1988	2,000		31,361
February 28, 1988	500		7,065
March 6, 1988	700		10,417
March 6, 1988	300		4,330
March 6, 1988	200		2,902
March 7, 1988	500		7,062
March 16, 1988	500		6,996
March 20, 1988	300		4,201
May 15, 1988	300		4,798
May 15, 1988	500		7,997
June 22, 1988	300		3,958
June 23, 1988	500		6,642
June 26, 1988	700		9,343
June 29, 1988	500		6,411
July 3, 1988	300		3,874
July 5, 1988	1,000		12,565
July 6, 1988	300		3,773
July 6, 1988	400		5,043
July 6, 1988	200		2,515
September 5, 1988	500		6,789
December 15, 1988	1,800		22,994
December 18, 1988	2,100		26,202
December 18, 1988	3,000		37,622
December 20, 1988	1,400		17,825
December 20, 1988	1,000		12,732
December 25, 1988	200		2,526
December 25, 1988	600		7,597
December 26, 1988	300		3,789
December 27, 1988	6,000		67,075
December 27, 1988	200		2,284
December 28, 1988	2,400		27,929
December 29, 1988	900		10,427
December 29, 1988	1,400		16,465
January 15, 1989		(1,000)	13,660
January 19, 1989		(700)	9,141
January 23, 1989		(3,000)	37,991
January 23, 1989		(200)	2,520
February 9, 1989		(800)	10,743
February 9, 1989		(200)	2,699
February 9, 1989		(400)	5,424
February 12, 1989		(1,000)	13,757
February 12, 1989		(1,000)	13,825
February 12, 1989		(1,000)	13,893
February 14, 1989		(1,000)	13,673

February 15, 1989		(200)	2,763
February 15, 1989		(400)	5,553
February 15, 1989		(400)	5,581
February 15, 1989		(1,000)	14,365
February 19, 1989		(600)	8,610
February 22, 1989		(600)	8,842
February 22, 1989		(200)	2,976
February 23, 1989		(200)	3,016
February 23, 1989		(200)	3,120
February 26, 1989		(200)	3,126
February 26, 1989		(800)	12,568
February 27, 1989		(600)	9,489
March 5, 1989		(600)	9,101
March 5, 1989		(400)	6,053
March 5, 1989		(400)	6,038
March 6, 1989		(800)	12,209
March 6, 1989		(200)	3,037
March 8, 1989		(400)	5,908
March 8, 1989		(600)	8,977
March 9, 1989		(900)	13,051
March 12, 1989		(1,200)	17,843
April 17, 1989		(100)	1,709
December 26, 1990	29,000		879,974
August 15, 1996	9,685		346,642
August 18, 1996	5,650		206,724
August 18, 1996	450		16,506
August 18, 1996	750		27,991
August 19, 1996	8,333		312,607
August 19, 1996	6,300		235,160
August 19, 1996	2,550		95,419
August 20, 1996	7,619		285,277
August 21, 1996	1,065		39,490
August 22, 1996	690		25,449
August 25, 1996	1,234		45,527
August 26, 1996	900		32,186
August 26, 1996	1,350		48,404
August 29, 1996	1,435		53,030
September 1, 1996	3,012		111,201
September 2, 1996	525		19,322
September 3, 1996	900		32,749